Filed by S&P Global Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IHS Markit Ltd.

Commission File No.: 001-36495

Date: December 9, 2020

The following communication contains excerpts of S&P Global Inc.’s presentation at the Goldman Sachs Financial Services Conference and is being filed in connection with the proposed merger of S&P Global Inc. and IHS Markit Ltd.

Call Participants

EXECUTIVES

Ewout Lucien Steenbergen

Executive VP & CFO

ANALYSTS

Keen Fai Tong

Goldman Sachs Group, Inc.,

Research Division

Presentation

Keen Fai Tong

Goldman Sachs Group, Inc., Research Division

[Audio Gap]

for business and information services at Goldman Sachs. I’m really pleased to be joined by Ewout Steenbergen, CFO of S&P. Ewout, thank you for being with us.

Ewout Lucien Steenbergen

Executive VP & CFO

Good morning, George.

Keen Fai Tong

Goldman Sachs Group, Inc., Research Division

So Ewout, I’d like to start off at a high level with questions on S&P’s strategy, particularly around the announced INFO merger and then we’ll dive deeper into debt issuance trends and the non-Ratings businesses. Those in the audience interested in asking questions, feel free to submit them through the portal, and we can get to those near the end of the session.

Keen Fai Tong

Goldman Sachs Group, Inc., Research Division

So Ewout, I guess, starting at a high level, you announced the intention to merge with INFO earlier in — recently in a $44 billion all-stock deal. Certainly, there are scale, diversification and cross-pollination benefits from this deal. As you think about the strategic benefits, which part of the business or which segments do you think will stand to benefit the most from the merger?

Ewout Lucien Steenbergen

Executive VP & CFO

Yes. Thank you, George. And if we think about this opportunity, we are so excited about what we can do with the combination of the 2 companies. And you will hear this from the executives of IHS Markit. You will hear this from the executives of S&P Global. And we have spent a lot of time in developing our strategic story and gotten comfortable with the whole set of opportunities we have.

Because we believe this is going to be a very attractive company for our shareholders, for our customers, for our employees. And I won’t go in too much detail because it takes too much time. But looking at it more strategically to be a company that has the scale, is faster-growing, has a more diversified revenue mix, has a higher percentage of recurring revenues and has a very attractive financial profile and capital return profile to shareholders, of course, that is one of the benefits.

But ultimately, you do a transaction like this, not only because of cost takeouts and a financial profile, you do it because you think that you are commercially in better position and you have a better proposition, a more value-enhancing proposition to your customers. And why we like this so much is that 3 of the 4 divisions of S&P Global today are tremendously benefiting from this.

Think about the index business, that is now the #1 equity index provider in the world, and combined with the #2 fixed income index provider that owns the source data, which is very important in fixed income, you need to own the source data, which is the case with INFO on their trading platforms. So what we can do strategically with the combination of those 2 businesses, highly attractive.

Think about Platts and the resources, where we are more focused on price reporting, and our analytics business is relatively small. INFO is more focused on upstream, downstream, data and analytics, a much more complete offering we can provide to our customers, including, of course, the focus on energy transition and how we can help our customers with that.

And then if you think about Market Intelligence, which used to be a more mid-sized player in the data market space, now in combination with the datasets and the offerings of Financial Services division of INFO, you suddenly get a much richer proposition to our customers. So we thought that the combination of 3 divisions that would be strengthened strategically with this combination is highly attractive.

And when we came together and started to have the conversations and brought businesspeople and product people together, I think the enthusiasm was just going through the roof. I would dare to say that we are probably just scratched the surface in terms of the opportunities. I think the more work we do, the more we find — even last week, there were customers coming to us and saying, “Hey, if you combine this with that, actually that would be really attractive for us.”

We hadn’t thought about that. We hadn’t thought about bringing Kensho in so far. We kept it very small for obvious reasons. So now we can unleash Kensho and looking for opportunities, what we can do together with their data lake. So there’s many of more of those that can come out of this combination.

Keen Fai Tong

Goldman Sachs Group, Inc., Research Division

Right, makes sense. You announced revenue synergies from this deal of $350 million spread evenly, relatively linearly over 5 years. What are some specific examples of revenue synergies that you think could be most material?

Ewout Lucien Steenbergen

Executive VP & CFO

Yes. And I can give you the whole list because we have very detailed bottoms-up list of initiative-by-initiative. And you saw we broke it out in terms of cross-sell and new products. And I would say every initiative standalone is probably not more than $10 million to $15 million. So therefore, you see the granularity. There isn’t 1 or 2 big things that we think will suddenly get us to the $350 million number. There’s a lot of smaller things that get us to that number.

But if I take your question from a slightly different angle, what we have tried to do is to think about this more from a user perspective. So what is going to change if you are a user of our products today? And what will change for you? Why is this better for you? Why is this more attractive? And I can give a couple of examples. So for example, if you would be an investment banking analyst and you use Market Intelligence platform today, you have all your datasets there. You have your verticals and metals and mining and insurance and commercial banking and real estate and so on. So now in the future, in combination with INFO, you have access to economic and country risk data, which you didn’t have before.

You will get new verticals. Things about — or think about automotive, think about upstream oil and gas. Think about the access you will have to reference data with respect to credits and fixed income that will come from the INFO platforms, specific data around CES and loans and securitized products and so on. So suddenly, you have access and linkages between datasets you didn’t have before, which makes it highly attractive. Of course, you could get those datasets standalone. But you have to go to many different platforms or websites and take it all together. The fact that you have it now in one place is really going to be helpful and far more efficient for you as a user.

Another example I can give is if you work on a fixed income desk, either at an asset manager or at a large institutional bank, you’re probably using us today for RatingsDirect subscription and your lookup information there with respect to credit research, debt maturity profiles and so on. Now you can get that in combination with INFO’s fixed income issuance platform. So now you have a workflow tool in combination with both sets of data, which is making it far more efficient and far more attractive. So those are 2 user examples. Again, we have developed multiple users examples in order to get a good feel for the synergy opportunities are real because there is a clear advantage for users of the products of the combined company in the future.

Keen Fai Tong

Goldman Sachs Group, Inc., Research Division

Right. Now the flip side of revenue synergies is, of course, revenue dis-synergies. How much customer and product overlap is there between the 2 companies? And could there be instances of revenue dissynergies?

Ewout Lucien Steenbergen

Executive VP & CFO

Well, actually, George, that was one of the most attractive parts of this combination. The overlap is really limited. We never thought about INFO as a competitor. They really never thought about us as a competitor. Because the offerings are very complementary to each other. So fortunately, we didn’t see a lot of dis-synergies coming out of this. One area where there’s a dis-synergy is more on the tech side. I can talk about this more if you want. But we have found offsets to that. So we think we have neutralized that economically. But from a more commercial perspective, there were not really meaningful dis-synergies that we have detected based on the complementary nature of both businesses.

Keen Fai Tong

Goldman Sachs Group, Inc., Research Division

Got it, makes sense. You called out ESG as an attractive growth area for the combined company as well as climate, private assets, alternative data. How large are these growth areas currently for the combined company? And how does the merger help enhance your ability to serve these growing markets?

Ewout Lucien Steenbergen

Executive VP & CFO

Yes. First, on ESG, as you know, a very important growth area for S&P Global. INFO is also active in this space more around climate and energy transition. And they have very interesting datasets. Think about from their automotive division, data around e-fees, steel pipe emissions. Think about emissions from their maritime business and so on. So they are packaging all of those datasets. That is actually very nice fitting with what we are doing with Platts that is focused on energy transition, new price assessments around hydrogen and carbon and recycled plastics and so on and, of course, what we are doing with Ratings with ESG evaluations and SAM in terms of scores, ESG indices and so on. So also there, we think there is a very nice fit in terms of the profile.

What we have stated is that this year, our expectation is S&P Global, in terms of ESG revenues, will be around $60 million. And so far, up to the third quarter, we’re on track to get to that number. The number that INFO has put out for their energy transition and climate business is around $70 million. So in combination, I think it becomes a quite sizable business and certainly one of the higher-growth areas. I think you know we have stated that we are thinking about a 40% CAGR on the S&P base. I think we haven’t stated how large the combined company can grow. But certainly, it is one of the key high-growth areas that we see for the company.

The same for private company data. We have added a lot of private company records to our database now, about 80 million. They have a lot of private company data through the Ipreo platforms and what they are doing for private equity providers. So the combination will be attractive because now you can get the credit profiles in combination with those workflow tools for LPs and GPs. That’s an attractive element and is clearly high growth. KYC, KY3P, we haven’t done a lot in that area as S&P Global. INFO has a clear product. So that is going to be a new product development and sales. So that’s in the category of new product synergy benefit that will come out of it. So that’s why we thought this is attractive because together we are much stronger in capturing those larger growth markets.

Keen Fai Tong

Goldman Sachs Group, Inc., Research Division

Got it, makes sense. S&P and INFO are targeting $480 million in cost synergies, just to look at the other side of the synergy equation. Business overlap is making up the majority of that, so 65%, corporate and technology makes up about 25% of those synergies, real estate making up about 10%. What are some examples of efficiencies that you expect in the first 2 categories, so corporate and technology and business overlap?

Ewout Lucien Steenbergen

Executive VP & CFO

Well, of course, both companies have public company infrastructure. You don’t need a duplication of that. So there will be certain roles that you don’t need the duplications and can take a benefit out of that. And our philosophy is we take a best of both worlds approach, best athletes approach in terms of thinking about that integration. So I think that is in the corporate space, where scale is going to be really helpful.

Real estate is another area, we have done a lot of detailed bottoms-up work. We spent weekends of time, location-by-location. We said, “Okay. Where are you in Denver? Where are we? How many buildings? What is the capacity need? New office-based concepts, you don’t need one desk for one individual anymore with hybrid working concepts. What did you already have in your plan? Or what do we have already in our plan?”

So what is in addition and over and above that, that we can capture. And we went location-by-location, city-by-city, building-by-building and a very detailed bottom-up approach in terms of the opportunity. So those are some that, we believe, in terms of corporate and real estate, what we can do. It’s clearly one of the larger categories next to some of the combination on the businesses side.

Keen Fai Tong

Goldman Sachs Group, Inc., Research Division

Okay, makes sense. I want to switch gears a little bit and talk about China. It’s a very meaningful opportunity, not just for the Ratings business, but really also across the other segments. How are you approaching China as a market? And when do you expect to see more meaningful revenue contributions from that country?

Ewout Lucien Steenbergen

Executive VP & CFO

We see China as a long-term strategy. I lived in the region. So I know culturally they think long term. Commitments are long term. Loyalty is long term. And therefore, benefits are long term. And that is fine because we have the time. We can make the investments. And ultimately, the benefits that can come out of that can become very meaningful. So we’re not looking at those opportunities from a short-term perspective.

If you think about the Ratings opportunity, obviously this is the second-largest bond market in the world, opening up, getting more mature. That’s the reason why we got invited in, to help with the regulators and the institutions to develop the markets, credit insights, better credit analytics, more transparency, wider rating scale, therefore, more investors that come in, economic benefits, tighter spreads, more liquidity, all the benefits that have come out of that step.

But it’s a market that needs development, needs time because it is used to have a completely different approach. I think, George, you know that the existing rating agencies, all rates, companies AAA and AA. But there were a couple of defaults recently, even one that went from AAA immediately to default and no recovery at all. So those are eye-openers that the market will see. And we are actually very encouraged about the level of activity for our Ratings business, the level of interest and the pipeline that looks very healthy. So we believe that’s a great opportunity.

Market Intelligence is investing in specific Chinese content, Chinese language, Chinese credit platform. So all of that is being developed and launched. And then actually INFO is having 3 joint ventures in China as well. They have about 200 people, 3 joint ventures, of which 2 are in Financial Services. So we think even there in the combination, we probably can create a bigger scale opportunity as well.

[. . .]

Keen Fai Tong

Goldman Sachs Group, Inc., Research Division

Makes sense. Let’s switch gears and talk a little bit about the non-Ratings businesses, starting with Market Intelligence. The shift to passive investing and MiFID II are factors that impact growth in that segment. What are your expectations for workstation and data fee growth over the intermediate to longer term?

Ewout Lucien Steenbergen

Executive VP & CFO

We have been, standalone as S&P Global, already one of the faster-growing companies in the data market space. Our desktop is having growth somewhere low to mid-single digits, which is, also this year, we’re able to achieve that, which is showing, I think, about the resilience of our business. And then if you think about data feeds, our data feeds business, that is growing somewhere low-teens in most of the quarters because we clearly see a shift and preference of customers to get more direct data feeds. We have different offerings now to deliver that to customers. We have also the collaboration with Snowflake as a cloud provider that customers can get those data delivered through the cloud platforms. So we would expect going forward similar kind of growth levels plus, of course, then the synergy, the revenue synergy opportunity of the merger with INFO on top of that.

Keen Fai Tong

Goldman Sachs Group, Inc., Research Division

Right. That makes sense. And if we switch gears and talk about the index business, that’s on track to grow mid-single-digits-plus this year, driven by — in part by growth in asset-linked fees. Can you talk about recent trends you’ve seen around AUM growth and ETF and mutual funds and perhaps how that business is performing from a pricing and market share perspective?

Ewout Lucien Steenbergen

Executive VP & CFO

Yes. We track very closely market share in the sense of what percentage of ETF AUM is using our indices around the world. Pretty stable and steady in terms of that particular percentage and continue to be a market leader. So there’s always shifts in flows going in one period to more emerging markets and other periods more to mature markets, some periods to fixed income, other periods to equities. It’s interesting because you have — there are always a kind of a reversal to the mean. Because in some periods, one category is more attractive, in other periods, another category. But in the end, it’s always a kind of reversal to the mean.

Therefore, we see our market share being relatively steady and stable. We continue to believe that the trend of more investment in passive products will continue. We continue to believe we are well positioned to capture a benefit of that and even more in combination with INFO, of course, and the fixed income indices and multi-asset class indices that what we can have there. So yes, I think the economic model behind that business is completely intact and will just continue.

[. . .]

Keen Fai Tong

Goldman Sachs Group, Inc., Research Division

Got it. And if we switch gears and talk a little bit about margins and profitability, S&P introduced a $120 million cost savings program spanning the next 2 to 3 years with savings from real estate, from procurement, T&E and IT. How do these savings harmonize with the $480 million cost synergies that you’re expecting from the INFO merger?

Ewout Lucien Steenbergen

Executive VP & CFO

The most important is no double counts. This is absolutely clean. What we said when we were starting to work with the INFO team, they had their announcement of 100 basis points margin expansion yearly and they had embedded a certain productivity program, although they didn’t have a dollar number for that. We were a little bit more explicit with our $120 million productivity program that we announced during our third quarter earnings call. So the $480 million are in addition. So therefore, we have been very careful on the bottoms-up plans to say, “Okay, what is already included? And what is actually over and above that we have already in our existing plans?” So that is really an add-on number that we can present to our shareholders.

Keen Fai Tong

Goldman Sachs Group, Inc., Research Division

Yes, makes sense. S&P’s medium-term operating margin target is in the low 50s. How do you think the INFO merger changes your medium-term or longer-term view on margins?

Ewout Lucien Steenbergen

Executive VP & CFO

Yes. The pro forma margin for the combined business is approximately 45%. That is our existing margin we have as S&P Global, the low 50s. And the margin on a comparable basis for INFO — and what I mean with comparable basis, we have, on a comparable basis, 2 adjustments that we make because we include stock-based compensation expenses and will also include software development costs into that number. Because both in the S&P Global reporting protocol, we have included that as a normal course business expense and therefore a part of operating profit and operating margin.

Again, that’s not a right or wrong. This is non-GAAP. It’s just a different reporting protocol. But we will put INFO ultimately on the same protocol as we have with S&P Global today. That means that the margins of INFO come down a bit to what is being reported on a stand-alone basis but then again, pro forma, together with S&P Global as a combined company, mid-40s. And then we have stated last week when we announced the merger that our expectation is that we would be able to expand margins by 200 basis points or more annually over the years following the closing of the transaction.

So we should be able to move that up. We haven’t given aspirational margin targets. I’m a little careful to give you a specific numerical number where we are heading. But you understand, if you’re at 45% and you have a few years of 200 basis points margin expansion that we are trending, I think, in a very healthy direction and in the direction that investors are used to see from S&P Global today standalone.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about future business and operating results, the industry and markets in which S&P Global Inc. (“S&P Global”) and IHS Markit Ltd. (“IHS Markit”) operate and beliefs of and assumptions made by S&P Global management and IHS Markit management, involve uncertainties that could significantly affect the financial or operating results of S&P Global, IHS Markit or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will, ” “should,” “may,” “projects,” “could,” “would,” “target,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the transaction involving S&P Global and IHS Markit, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for shareholders, benefits of the proposed transaction to shareholders, employees, customers and other constituents of the combined company, the outcome of contingencies, future actions by regulators, changes in business strategies and methods of generating revenue, the development and performance of each company’s services and products, integrating our companies, cost savings, the expected timetable for completing the proposed transaction, general conditions in the geographic areas where we operate and our respective effective tax rates, cost structure, dividend policy, cash flows or liquidity — are forward-looking statements.

These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. We can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with: (i) the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; (ii) the ability of S&P Global and IHS Markit to obtain shareholder approval for the proposed transaction; (iii) uncertainty relating to the impact of the proposed transaction on the businesses of S&P Global and IHS Markit, including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction and changes to existing business relationships during the pendency of the acquisition that could affect S&P Global’s and/or IHS Markit’s financial performance; (iv) the ability of S&P Global to successfully integrate IHS Markit’s operations and retain and hire key personnel; (v) the ability of S&P Global to implement its plans, forecasts and other expectations with respect to IHS Markit’s business after the consummation of the proposed transaction and realize expected synergies; (vi) business disruption following the proposed transaction; (vii) economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, including the upcoming U.S. presidential transition, the United Kingdom’s withdrawal from the European Union, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (viii) the ability of S&P Global and IHS Markit to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber -attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; (ix) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; (x) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xi) changes in debt and equity markets, including credit quality and spreads; (xii) demand for investment products that track indices and assessments, and trading volumes of certain exchange-traded derivatives; (xiii) changes in financial markets, capital, credit and commodities markets and interest rates; (xiv) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xv) the parties’ ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; and (xvi) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (the “SEC”) by S&P Global and IHS Markit from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed Annual Reports on Form 10-K and subsequent Quarterly Reports on Form 10-Q. While the list of factors presented here is considered representative, this list should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on S&P Global’s or IHS Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Except to the extent required by applicable law or regulation, each of S&P Global and IHS Markit disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, S&P Global and IHS Markit will file relevant materials with the SEC, including a registration statement on Form S-4 filed by S&P Global to register the shares of S&P Global common stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of S&P Global and IHS Markit seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT S&P GLOBAL, IHS MARKIT AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from S&P Global at its website, or from IHS Markit at its website. Documents filed with the SEC by S&P Global will be available free of charge by accessing S&P Global’s website at www.spglobal.com under the heading Investor Relations, or, alternatively, by directing a request by telephone to 866-436-8502 (domestic callers) or 212-438-2192 (international callers) or by mail to S&P Global at Investor Relations, S&P Global Inc., 55 Water Street, New York, NY 10041, and documents filed with the SEC by IHS Markit will be available free of charge by accessing IHS Markit’s website at www.ihsmarkit.com under the heading Investor Relations or, alternatively, by directing a request by telephone to 303-790-0600 or by mail to IHS Markit at IHS Markit Investor Relations and Corporate Communications, 15 Inverness Way East, Englewood, CO 80112.

Participants in the Solicitation

S&P Global, IHS Markit and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of S&P Global and IHS Markit in respect of the proposed transaction under the rules of the SEC. Information about IHS Markit’s directors and executive officers is available in IHS Markit’s Form 10-K for the year ended November 30, 2019, proxy statement dated February 28, 2020 for its 2020 Annual General Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about S&P Global’s directors and executive officers is available in S&P Global’s Form 10-K for the year ended December 31, 2019, proxy statement dated March 30, 2020 for its 2020 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from S&P Global or IHS Markit using the sources indicated above.